SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1.    Call Notice

The Shareholders  of  Companhia  Paranaense  de  Energia  -  Copel  are  invited  to  attend the Extraordinary  Shareholders’ Meeting, which will be held at the Company’s headquarters, located at Rua Coronel Dulcídio 800, in the city of Curitiba, State of Paraná, on October 10, 2013 at 2:30 p.m., to  decide  on the following  agenda:

1.   Ammendments to Copel’s Bylaws as follows:

a)    Articles 1, 2, 7, 15, 42, 44, 46 and 47 – adjustments made to standardize terminologies in the Bylaws; b)  Article 4 – article adjusted in accordance with the dispositions of article 7, paragraph 1 of Copel’s Bylaws; c)  Article 17 – alteration of the Executive Board, with the dismantling of the following Chief Offices: Chief Legal Office; Chief Distribution Office; Chief Engineering Office; Chief Power Generation and Transmission Office; Chief Environment and Corporate Citizenship Office; Chief New Energies Office; and Chief Telecommunications Office; II) creation of the Chief Institutional Relations Office and the Chief Business Development Office; and III) alteration in the terminology of the Chief Corporate Management Office, which shall be called Chief Business Management Office, as well as in the terminology of the Chief Financial, Investor Relations and Control of Holdings Office, which shall be called Chief Financial and Investor Relations Office; d)  Article 20 – insertion of items and paragraphs to standardize the rights and duties of the Executive Board and terminologies in the Bylaws; e)  Article 21 – adjustments made to the duties of the Chief Executive Officer; f)  Article 22 – definition of the duties of the Chief Business Management Officer; g)  Article 23 – definition of the duties of the Chief Financial and Investor Relations Officer; h)  Article 24 – definition of the duties of the Chief Institutional Relations Officer; i)  Article. 25 – definition of the duties of the Chief Business Development Officer; j)  Article 26 – definition of the duties of the Assistant Director; k)  Renumbering of articles 31, 32, 33, 34, 35, 36, 37, 38, 39, 40 and 41 to the following articles: 27, 28, 29, 30, 31, 32, 33, 34, 35, 36 and 37; l)  Renumbering of article 42 to article 38 and standardization of terminologies; m)  Renumbering of article 43 to article 39; n)  Renumbering of article 44 to article 40 and standardization of terminologies; o)  Renumbering of article 45 to article 41; p)  Renumbering of article 46 to article 42 and standardization of terminologies; q)  Renumbering of article 47 to article 43 and standardization of terminologies; r)  Renumbering of article 48 to article 44 and adjustments made due to the organizational restructuring process of the Company;

2.  Restatement of Copel’s Bylaws; and

3.  Authorization for the creation of Copel’s wholly-owned subsidiary companies.

Notes:

a) The documents related to the agenda of the Extraordinary Shareholders’ Meeting and the Manual for Participation in Shareholders’ Meetings are available to shareholders at the Company’s headquarters and website (www.copel.com/ri); and

b) The powers of attorney for the Shareholders’ Meeting shall be delivered at the Company’s headquarters, Chief Financial, Investor Relations and Control of Holdings Office, Shareholders and Custody Department, located at Rua Coronel Dulcídio, 800, 3º andar, in the city of Curitiba, State of Paraná, preferably 48 hours prior to the Meeting.

Curitiba, September 10, 2013

MAURICIO SCHULMAN

CHAIRMAN OF THE BOARD OF DIRECTORS

Publication

This Call Notice was published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Gazeta do Povo on September 10, 11 and 12, 2013, and it is also available on the Company’s website ( www.copel.com/ri).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 9, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.